

April 30, 2018

Mr. Jack Pearlstein
Chief Financial Officer
Cision Ltd.
130 E. Randolph Street
Chicago, Illinois 60601

   Re: Cision Ltd.
     Schedule TO-I
     Filed April 17, 2018
     File No. 005-90034
     Registration Statement on Form S-4
     Filed April 17, 2018
     File No. 333-224306

Dear Mr. Pearlstein:

  We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

  Please respond to this letter by amending the filings or providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain why you do not believe this exchange offer is subject to Rule 13e-3. If you seek to rely on the exception from Rule 13e-3 found in Rule 13e-3(g)(2), please provide your analysis as to the basis for your reliance on that exception.

Conditions to the Offer and Consent Solicitation, page 37

2. All conditions must be clearly described such that eligible holders understand what will allow you to terminate the offer. In this regard, please quantify the "material adverse change" in your share price that would trigger the condition in the fourth bullet point.

3.   Disclosure indicates that the "failure by [you] at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Withdrawal Rights, page 42

4.   Disclosure indicates that warrants tendered and not accepted by the company for exchange may be withdrawn after May 29, 2018. Please revise in accordance with Rule 13e-4(f)(2)(ii).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Dennis M. Myers
        Kevin M. Frank
        Kirkland & Ellis LLP